UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-39127

Canaan Inc.

28 Ayer Rajah Crescent

#06-08

Singapore 139959

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Canaan Inc. Closes Third Tranche of Preferred Shares Financing

Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”) closed the third and final tranche of its previously announced preferred shares financing (the “Preferred Shares Financing”), raising additional total gross proceeds of $50 million. Pursuant to the third tranche of Preferred Shares Financing, the Company issued 50,000 Preferred Shares (the “Third Closing Shares”) at a price of US$1,000.00 per Preferred Share. Canaan agreed that the proceeds from the sale of the Third Closing Shares will be used by the Company and/or its subsidiaries to manufacture or invest in digital mining sites and equipment to be deployed or sold in North America, including any acquisition or disposition of assets from or between subsidiaries.

On November 27, 2023, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an institutional investor (the “Buyer”), pursuant to which the Company agreed to issue and sell to the Buyer up to 125,000 Series A Convertible Preferred Shares at the price of US$1,000.00 for each Preferred Share. On December 11, 2023, the Company closed the first tranche of the Preferred Shares Financing, raising total gross proceeds of $25 million. On January 22, 2024, the Company closed the second tranche of the Preferred Shares Financing, raising total gross proceeds of $50 million.

On September 27, 2024, the Company closed the third and final tranche of the Preferred Shares Financing under the Securities Purchase Agreement. The Third Closing Shares were sold under the amended terms of certain documents executed on September 26, 2024, namely, a global amendment (the “Global Amendment”) to the Securities Purchase Agreement as well as an amended certificate of designations (the “Certificate of Designations”) of Preferred Shares, par value US$0.00000005 per share, as adopted by the Company. The amendments to the original terms of the securities purchase agreement and certificate of designations include, among other things,

(a)	while the first and second tranches of preferred shares were sold as registered securities under a registration statement of the Company, the Third Closing Shares were issued and sold as “restricted securities” under applicable U.S. federal and state securities laws, and the Buyer acknowledged that Company has no obligation to register or qualify the Third Closing Shares, or the ADSs into which they may be converted;

(b)	the Third Closing Shares are convertible, after six (6) months following their issuance, into Class A Ordinary Shares that can be deposited with the Depositary for the issuance of ADSs; and

(c)	so long as the Buyer holds any of the Preferred Shares or any Conversion Shares, the Buyer will limit its aggregate sales of Conversion Shares on the open market in any given calendar week to no more than 10% of the weekly trading volume of the ADSs on all trading markets for such week.

The Buyer and the Company have also made amendments to the preferred share conversion mechanism under the Certificate of Designations. First, the Fixed Conversion Price has increased. For the first and second tranches, the Fixed Conversion Price was 120% of the Weighted Average Price of the ADSs on the Trading Day immediately preceding the applicable Issuance Date of the Series A Preferred Shares being converted. For the third tranche, the Fixed Conversion Price has been modified to $4.00. For reference, the closing trading price of the Company’s ADSs on September 27, 2024, was $1.06. Second, a 90-day average Secured Overnight Financing Rate (“SOFR”) published on the Trading Day immediately preceding the date of conversion, or a SOFR factor, has been added to the calculation of the Conversion Amount, reflecting an additional cost for the Company to use the proceeds from the sales of the Third Closing Shares until the Conversion Date. As of September 27, 2024, the 90-day average SOFR was 5.32675%.

The Securities Purchase Agreement (as amended) contains customary representations, warranties and agreements by the Company and the Buyer, and indemnification obligations of the Company against certain liabilities, including for liabilities under the Securities Act of 1933, as amended. The provisions of the Securities Purchase Agreement (as amended), including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the Company. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

The Certificate of Designations creates the Preferred Shares and provides for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of the Preferred Shares, which becomes effective upon its adoption.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, as amended, and the Certificate of Designations, as amended. The full text of the amendment to the Securities Purchase Agreement and the form of amended Certificate of Designations are attached hereto as Exhibits 10.1 and 10.2, each of which is incorporated herein by reference. The full text of the Securities Purchase Agreement was previously filed as an exhibit to the Company’s current report on Form 6-K dated November 28, 2023. Capitalized terms used in this Form 6-K without definition shall have the meanings given to them in the Securities Purchase Agreement, the Certificate of Designations, and any amendments thereto.

This Form 6-K is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy any securities, which is made only by means of a prospectus supplement and related prospectus. There will be no sale of these securities in any jurisdiction in which such an offer, solicitation of an offer to buy or sale would be unlawful.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology in bitcoin's history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This Form 6-K contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Canaan Inc.’s anticipated financing plans and its intended use of proceeds contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this Form 6-K and in the attachments is as of the date of this Form 6-K, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Exhibit Index

Exhibit No.	Description
Exhibit 10.1	Form of Amendment to Securities Purchase Agreement
Exhibit 10.2	Form of Amended Certificate of Designations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canaan Inc.

By:	/s/ Nangeng Zhang

Name: Nangeng Zhang Title: Chairman and Chief Executive Officer

Date: September 30, 2024